EXHIBIT 19

FINANCIAL HIGHLIGHTS
- - ----------------------------------------------------------------------------------------------

                                                                  First Quarter
- - ----------------------------------------------------------------------------------------------
(dollars in thousands except per common share data)        1994           1993      % Change
                                                                       (Restated)***<F3>
- - ----------------------------------------------------------------------------------------------
INCOME DATA
   Net income                                          $    26,132   $    23,127       13 %
   Net interest income (FTE)*<F1>                           64,204        64,589       (1)%
- - ----------------------------------------------------------------------------------------------
PER COMMON SHARE DATA
   Net income - primary                                $      0.95   $      0.85       12 %
   Net income - fully diluted                                 0.86          0.78       10 %
   Book value (end of period)                                17.14         15.22       13 %
   Tangible book value (end of period)                       16.55         14.52       14 %
   Cash dividends                                             0.25          0.20       25 %
- - ----------------------------------------------------------------------------------------------
AVERAGE BALANCE SHEET DATA
   Securities                                          $ 3,287,273   $ 3,067,975        7 %
   Loans and leases**<F2>                                2,633,335     2,294,602       15 %
   Earning assets                                        6,011,953     5,715,968        5 %
   Total assets                                          6,597,863     6,230,743        6 %
   Deposits                                              5,276,203     5,212,500        1 %
   Stockholders' equity                                    518,026       439,743       18 %
- - ----------------------------------------------------------------------------------------------
KEY RATIOS
   Return on average assets                                   1.61 %        1.51 %
   Return on average total equity                            20.46 %       21.33 %
   Return on average common equity                           22.17 %       23.54 %
   Net interest margin                                        4.30 %        4.56 %
   Efficiency ratio                                          61.66 %       58.91 %
   Overhead ratio                                             1.96 %        1.98 %
   Allowance for loan losses to loans and leases**<F2>        2.40 %        3.45 %
   Equity ratio                                               7.96 %        7.30 %
   Leverage ratio                                             7.81 %        7.00 %
- - ----------------------------------------------------------------------------------------------
<F1>*   Based on a 34% tax rate for 1993 and a 35% tax rate for 1994.
<F2>**  Net of unearned income
<F3>*** First Commerce Corporation's financial information for 1993 has been restated to include First Acadiana National Bancshares, Inc.


SELECTED FINANCIAL DATA (dollars in thousands except per share data)

                                                            1994                                1993
- - ------------------------------------------------------------------------------------------------------------------------------
                                                            First         Fourth        Third         Second        First
                                                           Quarter       Quarter       Quarter       Quarter       Quarter
                                                                        (Restated)    (Restated)    (Restated)    (Restated)
- - ------------------------------------------------------------------------------------------------------------------------------
AVERAGE BALANCE SHEET DATA
  Total assets                                         $  6,597,863   $ 6,487,017   $ 6,379,762   $ 6,269,647   $ 6,230,743
  Earning assets                                          6,011,953     5,946,367     5,855,578     5,750,800     5,715,968
  Loans and leases*<F1>                                   2,633,335     2,552,923     2,437,291     2,350,167     2,294,602
  Securities                                              3,287,273     3,221,279     3,053,247     3,105,153     3,067,975
  Deposits                                                5,276,203     5,181,477     5,159,238     5,183,694     5,212,500
  Long-term debt                                             89,694        94,354        95,453        95,519        95,636
  Stockholders' equity                                      518,026       499,463       480,591       460,115       439,743
- - ------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
  Total interest income                                $     97,183   $    97,608   $    98,709   $    97,956   $    99,061
  Net interest income                                        62,746        61,882        62,102        62,934        63,092
  Net interest income (FTE)                                  64,204        63,359        63,710        64,391        64,589
  Provision for loan losses                                  (3,832)         (600)       (2,233)       (2,259)          588
  Other income (exclusive of securities transactions)        27,379        26,171        25,087        26,997        24,589
  Securities transactions                                     1,122          (926)          229            73           201
  Operating expense                                          56,472        59,370        54,589        54,585        52,536
  Net income                                                 26,132        22,829        23,870        25,388        23,127
- - ------------------------------------------------------------------------------------------------------------------------------
KEY RATIOS
  Return on average assets                                     1.61 %        1.40 %        1.48 %        1.62 %        1.51 %
  Return on average total equity                              20.46 %       18.13 %       19.71 %       22.13 %       21.33 %
  Return on average common equity                             22.17 %       19.63 %       21.49 %       24.36 %       23.54 %
  Net interest margin                                          4.30 %        4.24 %        4.33 %        4.49 %        4.56 %
  Overhead ratio                                               1.96 %        2.22 %        2.00 %        1.92 %        1.98 %
  Allowance for loan losses to loans and leases*<F1>           2.40 %        2.55 %        2.82 %        3.18 %        3.45 %
  Nonperforming assets to loans and leases*<F1>
    plus foreclosed assets                                     0.98 %        1.22 %        1.57 %        2.09 %        2.56 %
  Allowance for loan losses to nonperforming loans           311.07 %      268.26 %      256.67 %      230.69 %      203.38 %
  Equity ratio                                                 7.96 %        7.65 %        7.29 %        7.36 %        7.30 %
  Leverage ratio                                               7.81 %        7.63 %        7.49 %        7.30 %        7.00 %
- - ------------------------------------------------------------------------------------------------------------------------------
SELECTED PER SHARE DATA

EARNINGS PER SHARE
  Primary                                              $       0.95   $      0.83   $      0.87   $      0.93   $      0.85
  Fully diluted                                        $       0.86   $      0.76   $      0.80   $      0.84   $      0.78

COMMON DIVIDENDS
  Cash dividends                                       $       0.25   $      0.25   $      0.20   $      0.20   $      0.20
  Dividend payout ratio                                       26.32 %       30.12 %       22.99 %       21.51 %       23.53 %

BOOK VALUES (End of period)
  Book value                                           $      17.14   $     17.28   $     16.69   $     15.98   $     15.22
  Tangible book value                                  $      16.55   $     16.66   $     16.05   $     15.31   $     14.52

COMMON STOCK DATA
  High stock price                                     $      28.50   $     31.80   $     31.80   $     32.20   $     31.00
  Low stock price                                      $      24.00   $     23.90   $     28.40   $     25.40   $     25.33
  Closing stock price                                  $      24.00   $     25.13   $     30.00   $     29.60   $     30.00
  Trading volume                                         12,340,097     8,516,265     2,935,716     4,424,135     3,686,304
  Number of stockholders (end of period)                      7,508         7,604         7,507         7,526         7,528

AVERAGE COMMON SHARES OUTSTANDING (in thousands)
  Primary                                                    26,302        26,191        26,171        26,125        26,039
  Fully diluted                                              32,245        32,199        32,181        32,141        32,064

NUMBER OF EMPLOYEES                                           3,460         3,400         3,343         3,309         3,224
- - ------------------------------------------------------------------------------------------------------------------------------
<F1> *Net of unearned income

FINANCIAL REVIEW

FIRST QUARTER IN REVIEW

     First Commerce Corporation's (FCOM's) net income for the first quarter of 1994 was $26.1 million, a 13% increase over 1993's first quarter and 14% higher than in the fourth quarter of 1993. Fully diluted earnings per common share were $.86 in the current quarter, $.78 in 1993's first quarter and $.76 in the fourth quarter.

     The $3.0 million increase in net income from the first quarter of 1993 was primarily due to a $4.4 million swing in the provision for loan losses, from a positive $.6 million to a negative $3.8 million. Additional contributors to the increase were a $1.1 million net gain on the sale of 30-year mortgage loans and $1.1 million of gains on securities transactions. The higher level of noninterest income was more than offset by an increase in operating expenses.

     Net income was up $3.3 million (14%) this quarter from the fourth quarter of last year. The main reason for that increase was a $3.2 million change in the provision for loan losses, from a negative $.6 million last quarter to a negative $3.8 million this quarter. A net gain of $1.1 million on the sale of 30-year mortgage loans, a $2.0 million increase in net gains on securities transactions, and lower operating expenses also contributed to the improvement. Higher income tax expense, due to the fourth quarter's $3.5 million settlement with the Internal Revenue Service which reduced tax expense, partially offset these increases in net income from the fourth quarter to the first quarter.

     On January 1, 1994, FCOM adopted SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, certain securities were identified as Available for Sale and marked to market, with the unrealized gain or loss reflected in the equity section of the consolidated balance sheet, net of tax effects. As of March 31, 1994, FCOM's unrealized net loss on securities available for sale, net of the tax effect, was $22.2 million. The effect of marking to market certain securities required by SFAS 115 has been eliminated from all average securities and earning assets totals and the calculation of the following ratios: securities yield, earning asset yield, net interest margin, net interest spread and overhead ratio.

     A more detailed review of FCOM's financial condition and earnings for the first quarter follows. This review should be read in conjunction with the consolidated financial statements of First Commerce Corporation and Subsidiaries, which follows this review and the Financial Review in the 1993 Annual Report.

EARNINGS ANALYSIS

Net Interest Income

     Net interest income (FTE) for the first quarter was $64.2 million, a decline of $385,000 (less than 1%) this quarter from the same quarter in 1993 but an increase of $845,000 (1%) from the fourth quarter.

     The slight decrease in net interest income from the first quarter of 1993 was primarily due to a decline in the earning asset yield of 48 basis points, while the cost of funds fell only 22 basis points. The effect of the decline of yields was partially offset by higher earning asset levels, mostly in securities and loans. Loans increased 15% over 1993's first quarter, and were 44% of earning assets, compared to 40% in the same period of 1993. Increasing loan demand is a trend that is expected to continue throughout 1994 and contribute to a more favorable earning asset mix. Although loan volume increased over 1993's first quarter, new loans had lower yields than maturing and prepaying loans, which contributed to the decline in the earning asset yield.

     Securities continue to be the largest component of earning assets and were 55% of earning assets in the current quarter, compared to 54% in 1993's first quarter. The securities yield declined 80 basis points from last year's first quarter due to the reinvestment of maturing securities into lower-yielding ones.
Money market investments declined from 6% of earning assets in the first quarter of 1993 to 1% in the current quarter. Management began to deleverage the balance sheet during the first quarter of 1994, resulting in a lower level of money market investments at quarter end, to reduce dependence on short-term borrowings in a rising rate environment. The cost of funds declined 22 basis points from 1993's first quarter due to overall lower interest rates and the repricing of time deposits. The net interest margin declined 26 basis points from the first quarter of 1993 to 4.30% this quarter, reflecting the pressure on the margin during the last year due to the significant volume of securities reinvestments and the impact of lower interest rates on loan yields.


TABLE 1.  SUMMARY OF AVERAGE BALANCE SHEETS, NET INTEREST INCOME (FTE)*<F1> AND INTEREST RATES
- - -----------------------------------------------------------------------------------------------------------------------------------
                                                    First Quarter 1994          First Quarter 1993           Fourth Quarter 1993
                                                                                      (Restated)                   (Restated)
- - -----------------------------------------------------------------------------------------------------------------------------------
                                                  Average                     Average                      Average
(dollars in thousands)                            Balance   Interest Rate     Balance  Interest  Rate      Balance  Interest Rate
- - -----------------------------------------------------------------------------------------------------------------------------------
ASSETS
 EARNING ASSETS
  Loans and leases**<F2>                       $ 2,633,335 $ 56,414  8.67 % $2,294,602 $ 52,642  9.29 %  $2,552,923 $55,580  8.64 %
  Securities
    Taxable                                      3,187,819   38,769  4.90    2,961,158   41,402  5.57     3,113,408  39,075  5.00
    Tax-exempt                                      99,454    2,709 10.90      106,817    3,403 12.74       107,871   2,980 11.05
- - -----------------------------------------------------------------------------------------------------------------------------------
      Total securities                           3,287,273   41,478  5.08    3,067,975   44,805  5.88     3,221,279  42,055  5.20
- - -----------------------------------------------------------------------------------------------------------------------------------
  Interest-bearing deposits in
    Domestic banks                                  21,760      186  3.47      101,919      853  3.39        73,954     617  3.31
    Foreign banks***<F3>                            51,391      415  3.28      230,879    2,061  3.62        85,984     719  3.32
  Federal funds sold and securities purchased
    under resale agreements                         16,445      125  3.29       16,215      126  3.15        10,610      96  3.59
  Trading account securities                         1,749       23  5.26        4,378       71  6.59         1,617      18  4.42
- - -----------------------------------------------------------------------------------------------------------------------------------
      Total money market investments                91,345      749  3.36      353,391    3,111  3.57       172,165   1,450  3.34
- - -----------------------------------------------------------------------------------------------------------------------------------
      Total earning assets                       6,011,953 $ 98,641  6.63 %  5,715,968 $100,558  7.11 %   5,946,367 $99,085  6.63 %
- - -----------------------------------------------------------------------------------------------------------------------------------
 NONEARNING ASSETS
  Other assets **** <F4>                           653,663                     594,246                      611,045
  Allowance for loan losses                        (67,753)                    (79,471)                     (70,395)
- - -----------------------------------------------------------------------------------------------------------------------------------
      Total assets                             $ 6,597,863                  $6,230,743                   $6,487,017
===================================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
 INTEREST-BEARING LIABILITIES
  Interest-bearing deposits
    NOW account deposits                       $   900,853 $  3,055  1.38 % $  871,537 $  3,113  1.45 %  $  840,065 $ 2,848  1.35 %
    Money market investment deposits               745,405    3,606  1.96      793,944    4,124  2.11       775,281   4,224  2.16
    Savings and other consumer time deposits     2,035,100   16,921  3.37    2,113,802   19,803  3.80     2,034,845  17,970  3.50
    Time deposits $100,000 and over                376,949    3,170  3.41      345,772    3,105  3.64       346,634   3,034  3.47
    Foreign branch time deposits                     5,718       39  2.77        9,116       60  2.67        10,019      65  2.57
- - -----------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits            4,064,025   26,791  2.67    4,134,171   30,205  2.96     4,006,844  28,141  2.79
- - -----------------------------------------------------------------------------------------------------------------------------------
  Short-term borrowings                            650,212    4,838  3.02      421,499    2,835  2.73       642,167   4,669  2.88
  Long-term debt                                    89,694    2,808 12.70       95,636    2,929 12.42        94,354   2,916 12.26
- - -----------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities         4,803,931 $ 34,437  2.91 %  4,651,306 $ 35,969  3.14 %   4,743,365 $35,726  2.99 %
- - -----------------------------------------------------------------------------------------------------------------------------------
NONINTEREST-BEARING LIABILITIES
AND STOCKHOLDERS' EQUITY
  Noninterest-bearing deposits                   1,212,178                   1,078,329                    1,174,633
  Other liabilities                                 63,728                      61,365                       69,556
  Stockholders' equity                             518,026                     439,743                      499,463
- - -----------------------------------------------------------------------------------------------------------------------------------
      Total liabilities & stockholders' equity $ 6,597,863                  $6,230,743                   $6,487,017
===================================================================================================================================
      Net interest income (FTE)*<F1> and margin            $ 64,204  4.30 %            $ 64,589  4.56 %             $63,359  4.24 %
===================================================================================================================================
      Net earning assets and spread            $ 1,208,022           3.72 % $1,064,662           3.97 %  $1,203,002          3.64 %
===================================================================================================================================
<F1>   *Based on a 34% tax rate for periods ended prior to June 30, 1993 and a 35% tax rate for periods ended after June 30, 1993.
<F2>  **Net of unearned income, prior to deduction of allowance for loan losses and including nonaccrual loans.
<F3> ***Principally foreign branches of foreign and domestic banks; other foreign assets and revenues are insignificant and have therefore not been separately disclosed in this schedule.
<F4>****First quarter 1994 includes mark-to-market adjustment on securities available for sale.



TABLE 2. SUMMARY OF CHANGES IN NET INTEREST INCOME (FTE)*<F1>
- - ---------------------------------------------------------------------------------------------------------------------
                                                    First Quarter 1994                     First Quarter 1994
                                              Compared to First Quarter 1993        Compared to Fourth Quarter 1993
- - ---------------------------------------------------------------------------------------------------------------------
                                                 Total       Due to       Due to     Total      Due to      Due to
                                               Increase     Change in   Change in   Increase   Change in   Change in
(in thousands)                                 (Decrease)    Volume         Rate    (Decrease)  Volume       Rate
- - ---------------------------------------------------------------------------------------------------------------------
EARNING ASSETS
 Loans and leases                             $   3,772   $    7,416   $  (3,644)  $    834   $   1,732   $   (898)
 Securities
   Taxable                                       (2,633)       3,016      (5,649)      (306)        921     (1,227)
   Tax-exempt                                      (694)        (224)       (470)      (271)       (230)       (41)
- - ---------------------------------------------------------------------------------------------------------------------
     Total securities                            (3,327)       2,792      (6,119)      (577)        691     (1,268)
- - ---------------------------------------------------------------------------------------------------------------------
 Interest-bearing deposits in
   Domestic banks                                  (667)        (685)         18       (431)       (446)        15
   Foreign banks                                 (1,646)      (1,466)       (180)      (304)       (280)       (24)
 Federal funds sold and securities purchased
     under resale agreements                         (1)           2          (3)        29          46        (17)
 Trading account securities                         (48)         (37)        (11)         5           2          3
- - ---------------------------------------------------------------------------------------------------------------------
     Total money market investments              (2,362)      (2,186)       (176)      (701)       (678)       (23)
- - ---------------------------------------------------------------------------------------------------------------------
     Total interest income                    $  (1,917)  $    8,022   $  (9,939)  $   (444)  $   1,745   $ (2,189)
=====================================================================================================================
INTEREST-BEARING LIABILITIES
 Interest-bearing deposits
   NOW account deposits                       $     (58)  $      103   $    (161)  $    207   $     206   $      1
   Money market investment deposits                (518)        (244)       (274)      (618)       (158)      (460)
   Savings and other consumer time deposits      (2,882)        (717)     (2,165)    (1,049)          2     (1,051)
   Time deposits $100,000 and over                   65          270        (205)       136         258       (122)
   Foreign branch time deposits                     (21)         (23)          2        (26)        (29)         3
- - ---------------------------------------------------------------------------------------------------------------------
     Total interest-bearing deposits             (3,414)        (611)     (2,803)    (1,350)        279     (1,629)
- - ---------------------------------------------------------------------------------------------------------------------
 Short-term borrowings                            2,003        1,675         328        169          59        110
 Long-term debt                                    (121)        (185)         64       (108)       (145)        37
- - ---------------------------------------------------------------------------------------------------------------------
     Total interest expense                   $  (1,532)  $      879   $  (2,411)  $ (1,289)  $     193   $ (1,482)
- - ---------------------------------------------------------------------------------------------------------------------
     Change in net interest income (FTE)*<F1> $    (385)  $    7,143   $  (7,528)  $    845   $   1,552   $   (707)
=====================================================================================================================
<F1>*Based on a 34% tax rate for periods ended prior to June 30, 1993 and a 35% tax rate for periods ended after June 30, 1993.


     Net interest income (FTE) increased 1% from the fourth quarter of 1993, and the net interest margin increased by six basis points to 4.30%. The primary reasons for the increase in net interest income were the higher volume of loans and the lower cost of deposits. Loans increased 3% over 1993's fourth quarter.
Increases in loans and securities were funded by decreases in lower-yielding money market investments. The yield on earning assets remained stable between these two quarters, while the cost of funds declined six basis points due to efforts to stabilize deposit costs in the rising rate environment of the first quarter of 1994.

     Table 1 presents the average balance sheets, net interest income (FTE) and interest rates for the first quarters of 1994 and 1993 and the fourth quarter of 1993. Table 2 analyzes the components of changes in net interest income between these same periods.

Provision For Loan Losses

     The provision for loan losses was a negative $3.8 million this quarter, a positive $588,000 in the first quarter of 1993 and a negative $600,000 in the fourth quarter of 1993. Fewer nonperforming assets and watch list loans and lower charge-offs resulted in the significant reduction in the provision for the current quarter.

     A continuation of negative provisions in future quarters similar in size to the first quarter is unlikely since, among other things, loan growth is expected to continue. However, if loan quality improvements similar to the first quarter's continue, the provision is expected to be minimal or negative for the remainder of 1994.

     For discussion of the allowance for loan losses, net charge-offs and nonperforming assets, see the Credit Risk Management section of this Financial Review.

Other Income

     Other income was $28.5 million in the first quarter, representing 15% and 13% increases from the first and fourth quarters of 1993, respectively. These increases were due primarily to securities transactions and a gain on the sale of 30-year mortgage loans.

     During the current quarter, FCOM sold the securities portfolio of First Acadiana National Bancshares, Inc. (FANB) as planned. This quarter's earnings included a one-time net gain of $1.1 million from the sales of these securities. Additional securities were sold at a small net loss in order to decrease funding dependence on short-term borrowings in a rising rate environment. Total securities transactions resulted in a net gain of $1.1 million in the first quarter, a gain of $201,000 in last year's first quarter and a loss of $926,000 in the fourth quarter.

     The current quarter includes a one-time net gain of $1.1 million from the sale of approximately $55 million of 30-year, 1-
4 family mortgage loans to FNMA from the permanent loan portfolio to accomplish asset/liability management objectives.

     Excluding all securities transactions and the gain on the sale of mortgage loans, other income was $26.3 million in the current quarter. This improvement of $1.7 million, when compared to the first quarter of 1993, was due to increases in trust fees ($686,000), credit card income ($461,000) and ATM fees ($432,000). Trust fees increased primarily from employee benefit plans and bond trusteeships related to a higher volume of trust accounts. Credit card income increased primarily due to higher merchant volumes in 1994 and to a price increase implemented in the second quarter of 1993. ATM fees increased from the prior year due to a new ATM usage charge to non-customers implemented in the fourth quarter of 1993 plus higher volumes resulting from additional ATMs in service.

     Excluding securities transactions for both periods and the gain on the sale of mortgage loans in the first quarter, other income was less than 1% higher than in the fourth quarter. Increases in trust and broker/dealer income were offset by decreases in service charges on deposit accounts and credit card income. Trust fees increased 22% primarily on employee benefit plans and bond trusteeships due to a higher volume of accounts. Broker/dealer revenue increased 12% primarily due to increased sales of government securities. Deposit fees and service charges decreased 4%, due to lower volumes of overdraft charges and personal account fees. Credit card income decreased 11%, due to seasonally lower volumes.

     In March, 1994, FCOM discontinued sales of annuities through its brokerage subsidiary due to a recent appellate court decision classifying annuities as a form of insurance, which cannot be sold by FCOM. Commissions earned on sales of annuities have been included in broker/dealer revenue. For 1993, these commissions were $821,000 and were a major contributor to the increase in broker/dealer revenue during 1993. During the first quarter of 1994, FCOM earned $153,000 in commissions on the sales of annuities. A final determination is expected from the Supreme Court on this issue. However, an unfavorable outcome will not have a material impact on FCOM's consolidated financial statements in future periods.

Operating Expense

     Operating expense was $56.5 million in the current quarter, $52.5 million in the first quarter of 1993 and $59.4 million in the fourth quarter.

     There was an increase of $3.9 million (7%) in operating expense from the first quarter of 1993 compared to the current quarter. The largest increase was in personnel expense, which rose $2.9 million (10%) due to an 7% increase in the number of employees, plus the effects of merit raises effective March 1, 1993. New employees were added to improve service levels to support increased volumes. The $877,000 increase in professional fees was primarily due to consultant fees related to corporate-wide revenue initiatives. As would be expected with improved asset quality and reductions in nonperforming assets, nonperforming assets expense declined $917,000 between the two quarters.

     Operating expense decreased $2.9 million from the fourth quarter. Of this decrease, $2.0 million was due to one-time acquisition-related charges in the fourth quarter for FANB. The remainder of the decrease was due primarily to reduced professional fees this quarter.

Income Taxes

     Income tax expense was $12.5 million this quarter, $11.6 million in 1993's first quarter and $5.5 million in the fourth quarter. The increase from the first quarter of 1993 was due to an increase in pretax income of $3.8 million and an increase in the marginal federal income tax rate. The $6.9 million (126%) increase from the fourth quarter was primarily due to the favorable tax settlement of $3.5 million in that quarter and an increase in pretax income from the fourth to the first quarter of $10.3 million.

     See Note 12 of Notes to Consolidated Financial Statements for additional information on FCOM's effective tax rates and the composition of changes in income tax expense for the three months ended March 31, 1994 and 1993.

FINANCIAL CONDITION ANALYSIS

Investments

     Upon implementation of SFAS 115 on January 1, 1994, FCOM classified a substantial portion of its securities portfolio to the Available for Sale portfolio from the Held to Maturity and Held for Sale portfolios.

     During the quarter, FCOM sold $104.6 million in securities held by FANB to conform with FCOM's interest rate risk policies. In addition, securities were sold out of the Available for Sale portfolio in order to decrease dependence on short-term borrowings in a rising rate environment and to deleverage the balance sheet.

Securities Held to Maturity

     Securities Held to Maturity were $446.7 million at March 31,
1994, compared to $1.5 billion at December 31, 1993 and $2.6 billion a year ago. As of January 1, 1994, $659.2 million of securities previously classified as Held to Maturity were reclassified as Available for Sale.

     At March 31, 1994, there was a net unrealized gain of $1.5 million, including gross gains of $1.5 million and gross losses of $3,000, in the securities Held to Maturity portfolio. See Note 3 of Notes to Consolidated Financial Statements for additional information regarding the Held to Maturity portfolio.

Securities Available for Sale

     Securities Available for Sale were $2.6 billion as of March 31, 1994, stated at fair value. At March 31, 1994, there was a net unrealized loss of $34.2 million, including gross losses of $49.2 million and gross gains of $15.0 million. The net unrealized loss of $34.2 million had a $22.2 million after-tax impact on stockholders' equity at the end of the quarter. The unrealized loss resulted from the increase in interest rates late in the first quarter, causing a decline in the market values of these securities.

     See Note 4 of Notes to Consolidated Financial Statements for additional information regarding the Securities Available for Sale.

Loans

     Loans and leases, net of unearned income, were $2.7 billion as of March 31, 1994, less than 1% lower than year-end. This decline, mainly in residential mortgage loans, was the result of the sale of $55 million in 30-year residential mortgages to FNMA during the quarter. These loans were sold at a gain of $1.1 million in the first quarter for asset/liability management considerations. FCOM will continue to sell conforming 30-year residential mortgage loans in the future as they are originated. The decline in credit card loans was due to seasonality. Compared to December 31, 1993, commercial loans were up 4%, and consumer auto loans increased 10%.

     Average loans were 3% and 15% higher than in the fourth quarter and 1993's first quarter, respectively. These positive trends in loan demand are expected to continue throughout 1994 as the Louisiana economy continues to generate quality commercial and consumer loan demand.

Money Market Investments

     As of March 31, 1994, money market investments were $197.8 million. Average money market investments during the first quarter were $91.3 million, $353.4 million in the first quarter of 1993 and $172.2 million in the fourth quarter. Money market investments continue to decline due to the lower rates earned than in prior periods. Liquidity needs can be served through sales of Securities Available for Sale, which provide a higher return until funds are needed.

Deposits

     At March 31, 1994, deposits were $5.3 billion. Average deposits for the first quarter were also $5.3 billion, of which 93% were core deposits and 7% were time deposits $100,000 and over.
The volume and mix did not change significantly during the quarter compared to fourth quarter of 1993 or to the first quarter of 1993.

Short-Term Borrowings

     During the first quarter, short-term borrowings averaged $650.2 million, compared to $642.2 million in the fourth quarter of 1993 and $421.5 million in the first quarter of 1993. As a percent of average interest-bearing liabilities, short-term borrowings were 14% in both the first quarter of 1994 and the fourth quarter of 1993 and 9% in the first quarter of 1993. Management has begun to deleverage the balance sheet by selling securities and reducing the level of short-term borrowings. As of March 31, 1994, short-term borrowings were $407.9 million. During 1994's first quarter, interest rates began to rise. By decreasing FCOM's usage of short-term borrowings, the cost of funds should be less variable within this rising interest rate environment.

Asset/Liability Management

Off-Balance Sheet Instruments

     Derivative products, which are used to reduce overall interest rate risk and not for speculative purposes, increased net interest income by $688,000 this quarter, compared to $452,000 in the fourth quarter and $345,000 in the first quarter of 1993. Table 3 summarizes the impact of FCOM's derivative products on net interest income for the first quarter of 1994. All of these interest rate contracts hedge specific assets or liabilities and qualify for deferral accounting. Table 4 summarizes the changes in FCOM's derivative products by type during the current quarter.

     See Note 9 of Notes to Consolidated Financial Statements for additional information regarding off-balance sheet instruments.

TABLE 3:  ANALYSIS OF DERIVATIVE PRODUCT INCOME (EXPENSE)
- - ------------------------------------------------------------------------------------
                                     Option       Interest    Amortizing
Three months ended March 31, 1994     Based        Rate       Interest/
(in thousands)                       Instruments  Swaps       Callable Swaps  Total
- - ------------------------------------------------------------------------------------
Interest income (expense) accrued  $    300     $   (99)    $       629     $   830
Premium amortization                   (142)          -               -        (142)
- - ------------------------------------------------------------------------------------
Interest income (expense)          $    158     $   (99)    $       629     $   688
- - ------------------------------------------------------------------------------------


TABLE 4.  CHANGES IN DERIVATIVE PRODUCTS (NOTIONAL AMOUNTS)
- - -----------------------------------------------------------------------------------------
                                    Option        Interest      Amortizing
                                     Based          Rate        Interest/
(in thousands)                     Instruments     Swaps        Callable Swaps   Total
- - -----------------------------------------------------------------------------------------
Balance, December 31, 1993       $  755,000     $  13,000     $  250,000     $ 1,018,000
  Maturities                       (200,000)       (5,000)             -        (205,000)
- - -----------------------------------------------------------------------------------------
Balance, March 31, 1994          $  555,000     $   8,000     $  250,000     $   813,000
- - -----------------------------------------------------------------------------------------

Credit Risk Management

Nonperforming Assets

     Nonperforming assets declined $6.7 million, or 20%, during the quarter. Nonperforming assets were $26.0 million at March 31, 1994, compared to $32.7 million at 1993's year-end and $58.9 million at March 31, 1993. As a percent of loans and foreclosed assets, nonperforming assets were .98% at quarter-end, 1.22% at year-end and 2.56% a year ago. Positive trends in nonperforming assets in 1993 continued into the first quarter of 1994, as shown in Table 5. Table 6 presents the detail of the changes in nonperforming assets during the first quarter. The largest decrease in nonperforming loans during the quarter was primarily due to full repayments of nonaccrual commercial mortgage loans.
77% of nonperforming loans were contractually current or no more than 30 days past due at the end of 1994's first quarter, compared to 73% at year-end. During the quarter, FCOM recovered $912,000 of interest on nonaccrual loans, which was recorded as interest income.

TABLE 5. NONPERFORMING ASSETS
- - --------------------------------------------------------------------------------------------------------------------------

                                                                                              March 31         December 31
(dollars in thousands)                                                                   1994         1993        1993
                                                                                                    (Restated)
- - --------------------------------------------------------------------------------------------------------------------------
Nonaccrual loans by type
  Loans to individuals-residential mortgages                                         $    4,368    $  8,416    $  4,998
  Loans to individuals-other                                                                920       1,269         866
  Commercial, financial and agricultural                                                  2,256       8,732       3,761
  Real estate-commercial mortgages                                                       12,804      19,865      15,613
  Real estate-other                                                                         176         305         223
  Other                                                                                       -          29           -
- - --------------------------------------------------------------------------------------------------------------------------
                                                                                         20,524      38,616      25,461
- - --------------------------------------------------------------------------------------------------------------------------
Foreclosed assets
  Other real estate                                                                      10,014      28,968      12,667
  Other foreclosed assets                                                                   120          91          96
  Allowance for losses on foreclosed assets                                              (4,616)     (8,753)     (5,515)
- - --------------------------------------------------------------------------------------------------------------------------
                                                                                          5,518      20,306       7,248
- - --------------------------------------------------------------------------------------------------------------------------
    Total nonperforming assets                                                       $   26,042    $ 58,922    $ 32,709
- - --------------------------------------------------------------------------------------------------------------------------
Loans past due 90 days or more and not on nonaccrual status                          $   14,902    $ 15,148    $ 12,523
- - --------------------------------------------------------------------------------------------------------------------------
End of period ratios
  Nonperforming assets as a percent of loans and leases*<F1> plus foreclosed assets        0.98 %      2.56 %      1.22 %
  Allowance for loan losses as a percent of nonperforming loans                          311.07 %    203.38 %    268.26 %
  Loans and leases past due 90 days or more and not on nonaccrual status
    as a percent of loans and leases *<F1>                                                 0.56 %      0.66 %      0.47 %
- - --------------------------------------------------------------------------------------------------------------------------
<F1>*Net of unearned income


TABLE 6. CHANGES IN NONPERFORMING ASSETS
- - -------------------------------------------------------

(in thousands)
- - -------------------------------------------------------
Balance at January 1, 1994            $     32,709
Additions                                    2,324
Payments and sales                          (7,969)
Writedowns, charge-offs and foreclosed
  assets provisions                             85
Loans returned to accrual status            (1,107)
- - -------------------------------------------------------
  Net change                                (6,667)
- - -------------------------------------------------------
  Balance at March 31, 1994           $     26,042
- - -------------------------------------------------------

     Loans and leases past due 90 days or more and not on nonaccrual status were $14.9 million at March 31, 1994, a $2.4 million increase from year-end related to government-guaranteed student loans. Watch list loans and foreclosed assets declined 3% during the first quarter to $152.8 million as of March 31, 1994.


Allowance for Loan Losses

     The allowance for loan losses was $63.8 million as of March 31, 1994, a $4.5 million decline since 1993's year-end. As a percent of loans and leases, the allowance was 2.40% at the end of this quarter, compared to 2.55% at December 31, 1993 and 3.45% as of March 31, 1993. Management believes that the allowance is adequate to cover possible losses in the loan portfolio.

     The decrease in net charge-offs from the first and fourth quarters of 1993 was primarily reflected in net recoveries on commercial loans. Net charge-offs on credit card loans remain stable at around 2% of average credit card loans. Table 7 presents the activity for the first quarters of 1994 and 1993.

TABLE 7. SUMMARY OF LOAN AND LEASE LOSS EXPERIENCE
- - -------------------------------------------------------------------------------------------
                                                                 Three Months Ended
                                                                       March 31
- - -------------------------------------------------------------------------------------------
(dollars in thousands)                                             1994          1993
                                                                              (Restated)
- - -------------------------------------------------------------------------------------------
Balance at beginning of period                                  $  68,302    $   79,919
Provision for loan losses                                          (3,832)          588
Loans and leases charged to the allowance
    Loans to individuals-residential mortgages                         78           216
    Loans to individuals-other                                        521           590
    Commercial, financial and agricultural                            181         1,066
    Real estate-commercial mortgages                                   53            73
    Real estate-other                                                   -            28
    Credit card loans                                               2,503         2,640
- - -------------------------------------------------------------------------------------------
      Total charge-offs                                             3,336         4,613
- - -------------------------------------------------------------------------------------------
Recoveries on loans and leases previously charged to the allowance
    Loans to individuals-residential mortgages                        492           230
    Loans to individuals-other                                        369           413
    Commercial, financial and agricultural                          1,030           885
    Real estate-commercial mortgages                                  233           286
    Real estate-other                                                  17            14
    Credit card loans                                                 562           491
    Other                                                               7           326
- - -------------------------------------------------------------------------------------------
      Total recoveries                                              2,710         2,645
- - -------------------------------------------------------------------------------------------
        Net charge-offs                                               626         1,968
- - -------------------------------------------------------------------------------------------
Balance at end of period                                        $  63,844    $   78,539
===========================================================================================
Gross charge-offs as a percent of average loans and leases*<F1>      0.51 %        0.80 %
Recoveries as a percent of gross charge-offs                        81.24 %       57.34 %
Net charge-offs as a percent of average loans and leases*<F1>        0.10 %        0.34 %
Allowance for loan losses as a percent of loans and leases*<F1>
  at end of period                                                   2.40 %        3.45 %
- - -------------------------------------------------------------------------------------------
<F1>*Net of unearned income


     As discussed in the Nonperforming Assets section above, favorable loan quality trends have continued into 1994 and resulted in a negative provision for loan losses in the current quarter.
A negative provision similar in size to this quarter's is unlikely, since loan growth is expected to continue. However, if loan quality improvements similar to this quarter's recurred, the provision could be expected to be minimal or negative in 1994's remaining quarters.

Capital and Dividends

     With the implementation of SFAS 115 on January 1, 1994, securities classified as Available for Sale were marked to market, with the net unrealized gain or loss reflected in the equity section of the consolidated balance sheets, net of the tax effect. The effect on equity at the end of the first quarter was an unrealized loss of $22.2 million, a 4% reduction of equity. The ratios affected by the SFAS 115 adjustment are return on equity and the equity ratio, which were reduced 38 and 35 basis points, respectively, due to this adjustment.

     As of March 31, 1994, total stockholders' equity was 7.96% of assets, and the regulatory leverage ratio was 7.81%, compared to stockholders' equity of 7.65% and a leverage ratio of 7.63% at December 31, 1993. Table 8 presents FCOM's risk-based and capital ratios as of March 31, 1994 and 1993 and December 31, 1993. All risk-based and capital ratios improved from year-end and remain well above regulatory minimums.

TABLE 8. RISK-BASED CAPITAL AND CAPITAL RATIOS
- - ---------------------------------------------------------------------------------------
                                                      March 31            December 31
(dollars in thousands)                           1994          1993          1993
                                                             (Restated)
- - ---------------------------------------------------------------------------------------
Tier 1 capital                               $   514,217   $   434,694   $   493,529
Tier 2 capital                                   121,343       123,610       121,921
- - ---------------------------------------------------------------------------------------
    Total capital                            $   635,560   $   558,304   $   615,450
- - ---------------------------------------------------------------------------------------
Risk-weighted assets                         $ 2,937,319   $ 2,560,564   $ 3,005,545
- - ---------------------------------------------------------------------------------------
Ratios at end of period
  Tier 1 capital                                   17.38 %       16.40 %       16.42 %
  Total capital                                    21.48 %       21.06 %       20.48 %
  Stockholders' equity                              7.96 %        7.30 %        7.65 %
  Tangible stockholders' equity                     7.74 %        7.02 %        7.43 %
  Leverage ratio                                    7.81 %        7.00 %        7.63 %
- - ---------------------------------------------------------------------------------------


     The Parent Company's sources of funds to pay dividends are its net working capital and the dividends it receives from the Banks. At March 31, 1994, the Parent Company had net working capital of $54.0 million. The Parent Company could receive dividends, without prior regulatory approval, of $170.1 million from the Banks, plus an amount equal to the Banks' adjusted net profits for the remainder of the year.

CONSOLIDATED BALANCE SHEETS (dollars in thousands)

                                                                                    March 31              December 31
- - ---------------------------------------------------------------------------------------------------------------------
                                                                                1994           1993           1993
                                                                                           (Restated)
- - ---------------------------------------------------------------------------------------------------------------------
ASSETS
  Cash and due from banks                                                  $   303,760    $   265,630    $   387,548
  Interest-bearing deposits in other banks                                      90,430        275,746         55,422
  Securities
      Held to maturity (market value $448,231, $2,613,110
       and $1,547,086, respectively)                                           446,697      2,575,647      1,523,638
      Available for sale, at market                                          2,560,192              -              -
      Held for sale, at lower of aggregate amortized cost or market                  -        614,497      1,779,927
  Trading account securities                                                       466             82            482
  Federal funds sold and securities purchased under resale agreements          106,900         11,000         28,600
  Loans and leases, net of unearned income of $8,968, $16,962
       and $11,822, respectively                                             2,658,134      2,278,964      2,674,697
      Allowance for loan losses                                                (63,844)       (78,539)       (68,302)
- - ---------------------------------------------------------------------------------------------------------------------
        Net loans and leases                                                 2,594,290      2,200,425      2,606,395
- - ---------------------------------------------------------------------------------------------------------------------
  Premises and equipment                                                       106,832         97,930        102,230
  Accrued interest receivable                                                   54,026         48,669         55,197
  Other real estate                                                              5,423         19,914          7,177
  Goodwill and other intangibles                                                15,494         18,177         16,143
  Other assets                                                                  88,614         78,359         97,526
- - ---------------------------------------------------------------------------------------------------------------------
        Total assets                                                       $ 6,373,124    $ 6,206,076    $ 6,660,285
=====================================================================================================================
LIABILITIES
  Domestic deposits
    Noninterest-bearing deposits                                           $ 1,287,217    $ 1,106,623    $ 1,196,259
    Interest-bearing deposits                                                4,005,366      4,077,602      4,107,813
  Foreign branch interest-bearing deposits                                       4,979         16,181          5,787
- - ---------------------------------------------------------------------------------------------------------------------
        Total deposits                                                       5,297,562      5,200,406      5,309,859
- - ---------------------------------------------------------------------------------------------------------------------
  Short-term borrowings                                                        407,868        288,001        678,316
  Accrued interest payable                                                      19,261         19,023         16,844
  Accounts payable and other accrued liabilities                                51,283        150,162         55,890
  Long-term debt                                                                89,682         95,613         89,704
- - ---------------------------------------------------------------------------------------------------------------------
        Total liabilities                                                    5,865,656      5,753,205      6,150,613
- - ---------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
  Preferred stock, 5,000,000 shares authorized
    Series 1992, 7.25% cumulative convertible, $25 stated value
    Issued--2,399,170, 2,399,996 and 2,399,170 shares, respectively             59,979         59,979         59,979
  Common stock, $5 par value
    Authorized--100,000,000, 30,000,000 and 100,000,000 shares, respectively
    Issued--26,144,036, 20,952,067 and 26,062,067 shares, respectively         130,720        104,767        130,311
  Capital surplus                                                              137,406        132,744        135,911
  Retained earnings                                                            202,797        157,440        184,288
  Unearned restricted stock compensation                                        (1,191)        (2,059)          (817)
  Unrealized (loss) on securities available for sale                           (22,243)             -              -
- - ---------------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                             507,468        452,871        509,672
- - ---------------------------------------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity                         $ 6,373,124    $ 6,206,076    $ 6,660,285
=====================================================================================================================
<F1>The accompanying Notes to Consolidated Financial Statements are an integral part of these
     Consolidated Balance Sheets.

CONSOLIDATED STATEMENTS OF INCOME (dollars in thousands except share amounts)

                                                                    Three Months Ended
                                                                          March 31
- - -----------------------------------------------------------------------------------------------
                                                                   1994             1993
                                                                                 (Restated)
- - -----------------------------------------------------------------------------------------------
INTEREST INCOME
  Interest and fees on loans and leases                       $    55,890     $    52,156
  Interest on tax-exempt securities                                 1,883           2,420
  Interest and dividends on other taxable securities               38,664          41,380
  Interest on money market investments                                746           3,105
- - -----------------------------------------------------------------------------------------------
    Total interest income                                          97,183          99,061
- - -----------------------------------------------------------------------------------------------
INTEREST EXPENSE
  Interest on deposits                                             26,791          30,205
  Interest on short-term borrowings                                 4,838           2,835
  Interest on long-term debt                                        2,808           2,929
- - -----------------------------------------------------------------------------------------------
    Total interest expense                                         34,437          35,969
- - -----------------------------------------------------------------------------------------------
NET INTEREST INCOME                                                62,746          63,092
PROVISION FOR LOAN LOSSES                                          (3,832)            588
- - -----------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                66,578          62,504
- - -----------------------------------------------------------------------------------------------
OTHER INCOME
  Deposit fees and service charges                                 10,642          10,507
  Credit card income                                                5,459           4,998
  Trust fee income                                                  3,483           2,797
  Broker/dealer revenue                                             2,202           2,302
  Other operating revenue                                           5,593           3,985
  Securities transactions                                           1,122             201
- - -----------------------------------------------------------------------------------------------
    Total other income                                             28,501          24,790
- - -----------------------------------------------------------------------------------------------
                                                                   95,079          87,294
OPERATING EXPENSE
  Salary expense                                                   25,880          22,683
  Employee benefits                                                 5,566           5,829
- - -----------------------------------------------------------------------------------------------
    Total personnel expense                                        31,446          28,512
  Net occupancy expense                                             4,065           3,728
  Equipment expense                                                 3,463           2,928
  FDIC insurance expense                                            2,890           2,961
  Other operating expense                                          14,608          14,407
- - -----------------------------------------------------------------------------------------------
    Total operating expense                                        56,472          52,536
- - -----------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAX EXPENSE                                   38,607          34,758
INCOME TAX EXPENSE                                                 12,475          11,631
- - -----------------------------------------------------------------------------------------------
NET INCOME                                                         26,132          23,127
PREFERRED DIVIDEND REQUIREMENTS                                     1,087           1,087
- - -----------------------------------------------------------------------------------------------
INCOME APPLICABLE TO COMMON SHARES                            $    25,045     $    22,040
===============================================================================================
EARNINGS PER SHARE
  Primary                                                     $      0.95     $      0.85
  Fully diluted                                               $      0.86     $      0.78
WEIGHTED AVERAGE SHARES OUTSTANDING
  Primary                                                      26,302,120      26,039,469
  Fully diluted                                                32,244,994      32,063,889
- - -----------------------------------------------------------------------------------------------
<F1>The accompanying Notes to Consolidated Financial Statements are an integral part of these
    Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (dollars in thousands except per share data)
- - -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Unrealized
                                                                                                Unearned      (Loss) on
                                                     Preferred                                  Restricted    Securities
                                                     Stock       Common      Capital   Retained Stock         Available
                                                     Series 1992 Stock       Surplus   Earnings Compensation  for Sale      Total
- - -----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1993 (Restated)                 $59,991    $103,882   $129,758  $ 140,315   $   (606)  $       -   $ 433,340
  Net income                                                -           -          -     23,127          -           -      23,127
  Cash dividends:
    Series 1992 preferred stock ($.45 per share)            -           -          -     (1,087)         -           -      (1,087)
    Common stock ($.20 per share)                           -           -          -     (4,915)         -           -      (4,915)
  Conversion of 470 shares of preferred stock
     into 437 shares of common stock                      (12)          2         10          -          -           -           -
  Common stock issuances:
    FANB Convertible Debt - 65,877 shares                   -         329        301          -          -           -         630
    Tax-Deferred Savings Plan - 23,409 shares               -         117        711          -          -           -         828
    Dividend and Interest Reinvestment and
      Stock Purchase Plan - 12,930 shares                   -          64        334          -          -           -         398
    Stock options exercised, net of shares surrendered
      in payment and tax benefit - 36,422 shares            -         182         11          -          -           -         193
  Restricted stock issued - 38,255 shares                   -         191      1,157          -     (1,348)          -           -
  Amortization of unearned restricted stock compensation    -           -          -          -        357           -         357
  Change in estimated restricted stock value                -           -        462          -       (462)          -           -
- - -----------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1993 (Restated)                  $59,979    $104,767   $132,744  $ 157,440   $ (2,059)  $       -   $ 452,871
- - -----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994                            $59,979    $130,311   $135,911  $ 184,288   $   (817)  $       -   $ 509,672
  Net income                                                -           -          -     26,132          -           -      26,132
  Cash dividends:
    Series 1992 preferred stock ($.45 per share)            -           -          -     (1,087)         -           -      (1,087)
    Common stock ($.25 per share)                           -           -          -     (6,536)         -           -      (6,536)
  Common stock issuances:
    Tax-Deferred Savings Plan - 12,152 shares               -          59        249          -          -           -         308
    Dividend and Interest Reinvestment and
      Stock Purchase Plan - 20,400 shares                   -         102        384          -          -           -         486
    Stock options exercised, net of shares surrendered
      in payment and tax benefit - 39,835 shares            -         199        392          -          -           -         591
  Restricted stock issued - 9,792 shares                    -          49        222          -       (271)          -           -
  Amortization of unearned restricted stock compensation    -           -          -          -        145           -         145
  Change in estimated restricted stock value                -           -        248          -       (248)          -           -
  Unrealized (loss) on securities                           -           -          -          -          -     (22,243)    (22,243)
- - -----------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1994                             $59,979    $130,720   $137,406  $ 202,797   $ (1,191)  $ (22,243)  $ 507,468
- - -----------------------------------------------------------------------------------------------------------------------------------
<F1>The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands)
- - ------------------------------------------------------------------------------------------------------------------------
                                                                                                  Three Months Ended
                                                                                                       March 31
- - ------------------------------------------------------------------------------------------------------------------------
                                                                                                1994           1993
                                                                                                            (Restated)
- - ------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net Income                                                                                $    26,132    $     23,127
  Adjustments to reconcile net income to net cash provided by operating activities:
      Provision for loan losses                                                                  (3,832)            588
      Depreciation and amortization                                                               3,085           2,611
      Amortization of intangibles                                                                   650             726
      Deferred income taxes                                                                       1,888             322
      (Gains) on securities transactions                                                         (1,122)           (201)
      (Gains) on loan sales                                                                      (1,087)            -
      Decrease in trading account securities                                                         16           2,294
      Decrease in accrued interest receivable                                                     1,171           8,254
      Decrease in other assets                                                                   19,013           2,967
      Increase (decrease) in accrued interest payable                                             2,417         (13,618)
      Increase (decrease) in accounts payable and other accrued liabilities                      (6,689)         10,177
      Other, net                                                                                   (237)            521
- - ------------------------------------------------------------------------------------------------------------------------
        NET CASH PROVIDED BY OPERATING ACTIVITIES                                                41,405          37,768
- - ------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Net (increase) decrease in interest-bearing deposits in other banks                           (35,008)        107,927
  Proceeds from sales and calls of securities held to maturity and held for sale                     60          41,376
  Proceeds from maturities of securities held to maturity and held for sale                     321,895         215,983
  Purchases of securities held to maturity and held for sale                                         -         (285,323)
  Proceeds from sales and calls of securities available for sale                                449,188             -
  Proceeds from maturities of securities available for sale                                      97,408             -
  Purchases of securities available for sale                                                   (602,997)            -
  Net (increase) decrease in federal funds sold and securities purchased
      under resale agreements                                                                   (78,300)         10,423
  Net decrease in loans                                                                          16,572          50,433
  Purchases of premises and equipment                                                            (7,781)         (4,542)
  Proceeds from sales of foreclosed assets                                                        2,571           1,427
  Other, net                                                                                        100             (21)
- - ------------------------------------------------------------------------------------------------------------------------
    NET CASH PROVIDED BY INVESTING ACTIVITIES                                                   163,708         137,683
- - ------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Net increase (decrease) in demand deposits, NOW accounts,
    money market accounts and savings accounts                                                   26,096         (52,475)
  Net (decrease) in domestic and foreign time deposits                                          (38,393)        (23,853)
  Net (decrease) in short-term borrowings                                                      (270,448)       (192,485)
  Payments on long-term debt                                                                        (22)            (61)
  Proceeds from sales of common stock                                                             1,150             847
  Cash dividends                                                                                 (7,284)         (5,971)
- - ------------------------------------------------------------------------------------------------------------------------
    NET CASH (USED) BY FINANCING ACTIVITIES                                                    (288,901)       (273,998)
- - ------------------------------------------------------------------------------------------------------------------------
    (DECREASE) IN CASH AND CASH EQUIVALENTS                                                     (83,788)        (98,547)
    CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                            387,548         364,177
- - ------------------------------------------------------------------------------------------------------------------------
    CASH AND CASH EQUIVALENTS AT END OF PERIOD                                              $   303,760    $    265,630
- - ------------------------------------------------------------------------------------------------------------------------
<F1>The accompanying Notes to Consolidated Financial Statements are an integral part of these
     Consolidated Financial Statements.

NOTE 1
Summary of Significant Accounting Policies

   The consolidated financial statements include the accounts of First Commerce Corporation (FCC) and all of its subsidiaries. All significant intercompany accounts and transactions are eliminated.
    The consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the consolidated financial condition, results of operations and cash flows for the interim periods. Adjustments included herein are of a normal recurring nature and include appropriate estimated provisions. The consolidated financial statements for the interim periods have not been independently audited.
However, the interim consolidated financial statements have been reviewed by FCC's independent public accountants in accordance with standards for such reviews established by the American Institute of Certified Public Accountants, and their review report is included herein.
    Certain prior year amounts have been reclassified to conform with current year financial statement presentation.
    The Notes to Consolidated Financial Statements included herein should be read in conjunction with the Notes to Consolidated Financial Statements included in FCC's 1993 Annual Report to Stockholders.


Change in Accounting Principle - Debt and Equity Securities

     The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 115 (SFAS No.
115), "Accounting for Certain Investments in Debt and Equity Securities." FCC adopted SFAS No. 115 effective January 1, 1994.
 This standard addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those securities classified as Available for Sale will be marked to market each reporting period, with the net unrealized gain or loss reflected in the equity section of the consolidated balance sheets, net of the tax effect.


Change in Accounting Principle - Postemployment Benefits

     FASB issued SFAS No. 112. "Employers' Accounting for
Postemployment Benefits." The statement, which FCC adopted prospectively beginning January 1, 1994, requires the accrual of expected costs of postemployment benefits during the years that an eligible employee renders service to an employer.


NOTE 2
Acquisitions

      Effective January 1, 1994, First Acadiana National Bancshares, Inc. (FANB), the parent company of First Acadiana National Bank, was acquired by FCC for 1,290,145 shares of common stock. First Acadiana National Bank was merged with the First National Bank of Lafayette, a wholly owned subsidiary of FCC. The acquisition was accounted for as a pooling-of-interests.

     All 1993 financial information reported reflects the pooling-of-interests with FANB. Financial information prior to 1993 was not restated, since the effect would be immaterial.


NOTE 3
Securities Held to Maturity

  An analysis of securities held to maturity follows (in thousands):

- - --------------------------------------------------------------------------------------
                                Amortized    Unrealized   Unrealized    Fair
                                  Cost         Gains        (Losses)    Value
- - --------------------------------------------------------------------------------------
March 31, 1994
- - --------------------------------------------------------------------------------------
U.S. treasury securities        $   437,575  $     1,535  $     -  $  439,110
Obligations of U.S.
  agencies and
  corporations                           55            -       (3)         52
Obligations of states and
  political subdivisions                260            2        -         262
Equity securities                     8,307            -        -       8,307
Foreign debt securities                 500            -        -         500
- - --------------------------------------------------------------------------------------
    Total securities held
        to maturity             $   446,697  $     1,537  $    (3) $  448,231
- - --------------------------------------------------------------------------------------
March 31, 1993 (Restated)
- - --------------------------------------------------------------------------------------
U.S treasury securities         $ 1,388,530  $    20,270  $     -  $1,408,800
Obligations of U.S.
  agencies and
  corporations                    1,083,525        9,255   (4,426)  1,088,354
Obligations of states and
  political subdivisions             66,041       12,658        -      78,699
Other bonds, notes,
  debentures and stock               37,551           64     (358)     37,257
- - --------------------------------------------------------------------------------------
   Total securities held
       to maturity              $ 2,575,647  $    42,247  $(4,784) $2,613,110
- - --------------------------------------------------------------------------------------

    During the current quarter, proceeds from the calls of securities held to maturity were $59,822, resulting in gross realized gains of $5,000.
  An analysis of the amortized cost and fair values of the securities held to maturity by contractual maturity periods follows (in thousands):

                                  Amortized  Unrealized   Unrealized    Fair
                                    Cost       Gains        (LOSSES)    Value
- - --------------------------------------------------------------------------------------
March 31, 1994
- - --------------------------------------------------------------------------------------
Within one year                 $   437,705 $      1,533  $     -  $  439,238
One to five years                       186            2       (3)        185
Five to ten years                       500            -        -         500
After ten years                       8,306            2        -       8,308
- - --------------------------------------------------------------------------------------
   Total securities held
        to maturity             $   446,697 $      1,537  $    (3) $  448,231
- - --------------------------------------------------------------------------------------

NOTE 4
Securities Available for Sale

  An analysis of securities available for sale follows (in thousands):

                                 Amortized    Unrealized   Unrealized     Fair
                                   Cost         Gains      (Losses)      Value
- - ---------------------------------------------------------------------------------
March 31, 1994
- - ---------------------------------------------------------------------------------
U.S. treasury securities      $  1,072,441   $    2,611   $ (16,591)  $1,058,461
Obligations of U.S.
  agencies and
  corporations                       8,400          112         (11)       8,501
Obligations of states and
  political subdivisions            92,403       11,849        (287)     103,965
Mortgage-backed securities       1,391,309          420     (31,476)   1,360,253
Equity securities                   29,859            -        (847)      29,012
- - ---------------------------------------------------------------------------------
    Total securities
        available for sale    $  2,594,412   $   14,992   $ (49,212)  $2,560,192
- - ---------------------------------------------------------------------------------

    During the current quarter, proceeds from the sales and calls of securities available for sale were $449,188,344, resulting in gross realized gains of $2,455,000 and gross realized losses of $1,338,000. The net holding loss on available for sale securities included as a separate component of equity was $22,243,000 at March 31, 1994. The fair value of securities available for sale is the market value. The market value was determined from quoted prices or quoted prices of similar securities of comparable risk and maturity where no quoted market price exists.

    An analysis of the amortized cost and fair values of the securities available for sale by contractual maturity periods follows (in thousands):


                                Amortized   Unrealized   Unrealized      Fair
                                   Cost       Gains       (Losses)       Value
- - ---------------------------------------------------------------------------------
March 31, 1994
- - ---------------------------------------------------------------------------------
Within one year               $    160,442 $        247   $    (589)  $  160,100
One to five years                  940,831        3,468     (16,116)     928,183
Five to ten years                  314,270          849      (7,673)     307,446
After ten years                  1,178,869       10,428     (24,834)   1,164,463
- - ---------------------------------------------------------------------------------
  Total securities
     available for sale       $  2,594,412 $     14,992   $ (49,212)  $2,560,192
- - ---------------------------------------------------------------------------------


NOTE 5
Loans and Leases

  The composition of loans and leases was as follows (in thousands):

                                      March 31           December 31
=====================================================================
                                 1994           1993         1993
                                             (Restated)
- - ---------------------------------------------------------------------
Domestic
  Loans to individuals -
    Residential mortgages
        First lien             $   438,455  $   284,458  $   448,054
        Junior lien                 67,210       69,312       73,308
  Loans to individuals - other     691,985      524,838      663,364
  Commercial, financial
    and agricultural               500,407      450,777      482,677
  Real estate                      522,835      500,517      521,283
  Credit card loans                358,695      362,343      383,932
  Other loans                       84,424       98,239      106,465
- - ---------------------------------------------------------------------
    Total domestic loans
      and leases                 2,664,011    2,290,484    2,679,083
International
  In domestic offices                3,091        5,442        7,436
- - ---------------------------------------------------------------------
    Total loans and leases       2,667,102    2,295,926    2,686,519
Unearned income                     (8,968)     (16,962)     (11,822)
- - ---------------------------------------------------------------------
    Loans and leases, net
     of unearned income        $ 2,658,134  $ 2,278,964  $ 2,674,697
=====================================================================

NOTE 6
Allowance for Loan Losses

  A summary analysis of the transactions in the allowance for loan losses follows (dollars in thousands):

                                                    Three Months Ended
                                                         March 31
=========================================================================
                                                   1994        1993
                                                            (Restated)
- - -------------------------------------------------------------------------
Balance at beginning of period                  $  68,302    $  79,919
Provision for loan losses                          (3,832)         588
  Loans and leases charged to the allowance        (3,336)      (4,613)
  Recoveries on loans and leases previously
    charged to the allowance                        2,710        2,645
- - -------------------------------------------------------------------------
    Net charge-offs                                  (626)      (1,968)
- - -------------------------------------------------------------------------
Balance at end of period                        $  63,844    $  78,539
- - -------------------------------------------------------------------------
Net charge-offs as a percent of
  average loans and leases*<F1>                      0.10 %       0.34 %
Allowance for loan losses as a percent of
  loans and leases*<F1> at end of period             2.40 %       3.45 %
=========================================================================
<F1>*Net of unearned income.


NOTE 7
Debt

  Total cash payments for interest expense on deposits, short-term borrowings and long-term debt were $32,020,000 and $33,158,000 for the quarters ended March 31, 1994 and 1993, respectively.


NOTE 8
Stockholders' Equity

   FCC has a Stock Incentive Plan under which 79,978 options and 239,935 stock appreciation rights were granted on February 22, 1994 at a price of $27.50 per share. FCC also issued 9,792 shares of restricted stock at $27.50 per share on February 22, 1994 under this plan. Performance-based restricted stock equal to 50% of restricted stock awarded was also awarded on February 22, 1994. The restricted stock and related performance shares will only be earned if certain performance goals and other conditions are met over the three-year performance period.


NOTE 9
Off-Balance Sheet Instruments

  A summary of obligations under financial instruments which are not reflected in the Consolidated Balance Sheets follows (in thousands):

                                                       March 31
========================================================================
                                                    1994         1993
                                                              (Restated)
- - ------------------------------------------------------------------------
Commitments to extend credit for loans and
  leases (excluding credit card plans)          $  745,356   $  633,268
Commitments to extend credit for credit
  card plans                                    $1,233,554   $  949,441
Commercial letters of credit                    $    2,242   $    3,511
Financial letters of credit                     $   43,289   $   52,932
Performance letters of credit                   $   17,474   $   12,181
Foreign exchange contracts
  Commitments to purchase                       $    1,323   $      679
  Commitments to sell                           $    1,386   $    8,945
When-issued securities
  Commitments to purchase                       $    1,900   $        -
Interest rate contracts*<F1>
  Cap corridors                                 $  550,000   $  100,000
  Caps                                          $    5,000   $    5,000
  Floors                                        $        -   $  300,000
  Swaps, including amortizing interest
     rate swaps                                 $  258,000   $  113,000
  Swaptions                                     $        -   $   50,000
- - ------------------------------------------------------------------------
<F1>*Notional principal amounts



NOTE 10
Contingencies

    FCC and its subsidiaries have been named as defendents in various legal actions arising from normal business activities in which damages in various amounts are claimed. The amount, if any, of ultimate liability with respect to such matters cannot be determined. However, after consulting with legal counsel, management believes any such liability will not have a material effect on FCC's consolidated financial condition or results of operations.

NOTE 11
Employee Benefit Plans

Postretirement Benefits - Certain of FCC's subsidiaries provide postretirement medical and life insurance to certain groups of employees who retired in prior years. The estimated accumulated postretirement benefit obligation (APBO) was $1,276,600 as of December 31, 1993. The current APBO and annual expenses calculations assume a 7% discount rate. The health care cost trend rate assumed in the current calculation begins at 10% and declines in future periods, with an underlying inflation rate of 4%. An increase in the health care cost trend rate of 1% would result in an increase in the APBO of approximately 7% from $1,276,600 to $1,362,800. FCC's postretirement benefit expense was $92,000 for the first quarter of 1994, including expense related to the transition obligation which is being amortized over 20 years.


Postemployment Benefits - In November 1992, FASB issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The statement, which FCC adopted prospectively beginning January 1, 1994, requires the accrual of the expected costs of postemployment benefits during the years that an eligible employee renders service to the employer. The estimated accumulated postemployment benefit obligation (APBO) was $2,521,400 as of December 31, 1993. The APBO and annual expense calculations assume a 7% discount rate. FCC's postemployment benefit expense was $84,000 for the first quarter of 1994.

NOTE 12
Income Taxes

   Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. There was a net deferred tax asset of $34.32 million and $15.20 million on March 31, 1994 and 1993, respectively. The major temporary differences which created deferred tax assets and liabilities as of March 31, 1994 and 1993 are as follows (in thousands):


                                               Deferred   Deferred    Deferred   Deferred
                                                 Tax        Tax         Tax        Tax
                                                Assets   Liabilities   Assets    Liabilities
- - ------------------------------------------------------------------------------------------------
                                                     1994                    1993
                                                                          (Restated)
- - ------------------------------------------------------------------------------------------------
Allowance for loan losses                  $    22,474 $      -     $   25,491 $     -
Unrealized loss on securities                   11,977        -           -          -
Amortization of intangibles                      3,599        -           -          -
Allowance for losses on foreclosed assets        3,249        -          4,275       -
Nonaccrual loan interest                         2,624        -          3,281       -
Employee benefits                                1,826        -          1,489       -
Accumulated depreciation                          -          4,058        -        12,667
Bond accretion                                    -          4,039        -         4,220
Accrued liabilities                               -          3,947        -         3,432
Other                                            3,338       2,725       3,335      2,349
- - ------------------------------------------------------------------------------------------------
  Total deferred taxes                     $    49,087  $   14,769  $   37,871 $   22,668
- - ------------------------------------------------------------------------------------------------

     Current income taxes payable were $9.00 million and $10.53 million on March 31, 1994 and 1993, respectively.

     The components of income tax expense under the liability method in the consolidated statements of income for the three month periods ended March 31 were as follows (in thousands):

- - -------------------------------------------------------------------
                                                 1994        1993
                                                         (Restated)
- - -------------------------------------------------------------------
Current                                      $  10,587  $   11,398
Deferred                                         1,888         233
- - -------------------------------------------------------------------
   Total                                     $  12,475  $   11,631
===================================================================

     Income tax expense related to securities transactions and state and foreign income taxes are included above and were insignificant in all periods presented.

     The statutory federal income tax rate was increased to 35% from 34% on August 10, 1993. This increase was made retroactive to January 1, 1993. The additional income tax expense resulting from this rate change was not recorded until the quarter ended September 30, 1993. Total income tax expense for the three months ended March 31, 1994 and 1993 was different from the amount computed by applying the statutory federal income tax rates to pretax income as follows (in percentages):

- - ----------------------------------------------------------------------
                                                 1994       1993
                                                          (Restated)
- - ----------------------------------------------------------------------
Federal income tax expense                       35.00 %     34.00 %
Increase (decrease) resulting from:
  Benefits attributable to
      tax-exempt interest                        (2.28)      (3.04)
  Effect of adopting SFAS 109                     -           1.75
  Nondeductible expenses                          0.39        0.68
  Other items, net                               (0.80)       0.07
- - ----------------------------------------------------------------------
Actual income tax expense                        32.31 %     33.46 %
- - ----------------------------------------------------------------------

     FCC's cash payments for federal income tax liabilities were $11.22 million and $1.32 million for the three months ended March 31, 1994 and 1993, respectively.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders
and Board of Directors of
First Commerce Corporation:

   We have reviewed the accompanying consolidated balance sheets of FIRST COMMERCE CORPORATION (a Louisiana corporation) and subsidiaries as of March 31, 1994 and 1993, and the realted consolidated statements of income for the three-month periods ended March 31, 1994 and 1993, and the consolidated statements of changes in stockholders' equity and cash flows for the three-month periods ended March 31, 1994 and 1993. These fiancial statements are the responsibility of the company's management.

   We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

   Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles.

   We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of First Commerce Corporation and subsidiaries as of December 31, 1993 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended (not presented herein) and, in our report dated January 12, 1994, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 1993 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.


                           /s/ Arthur Andersen & Co.
                           ARTHUR ANDERSEN & CO.


New Orleans, Louisiana,
April 13, 1994